UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Jumei International Holding Limited
(Name of Subject Company (issuer))

Jumei Investment Holding Limited
a wholly owned subsidiary of
Super ROI Global Holding Limited
(Names of Filing Persons (offerors))

Leo Ou Chen
(Names of Filing Persons (other person(s)))

Class A Ordinary Shares, par value US$0.00025 per share*
(Title of Class of Securities)

48138L107**
(CUSIP Number of Class of Securities)

Leo Ou Chen

Jumei Investment Holding Limited

Super ROI Global Holding Limited

c/o 20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007, People’s Republic of China

+86-10 5280 2802

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86-10-6535-5500	Michael J. Mies, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 (650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

* Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares (“ADSs”), each representing ten class A ordinary shares, par value $0.00025 per share, of the Company (the “Class A Ordinary Shares”).

** This CUSIP number applies to the Issuer’s ADSs.

☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Jumei Investment Holding Limited, a company organized and existing under the laws of the Cayman Islands (“Purchaser”) and a wholly-owned subsidiary of Super ROI Global Holding Limited, a business company organized and existing under the laws of the British Virgin Islands (“Parent”), for all the outstanding Class A Ordinary Shares, par value $0.00025 per share, and ADSs of Jumei International Holding Limited, a company organized and existing under the laws of the Cayman Islands (“Jumei”), other than Class A Ordinary Shares and ADSs owned by Parent and Purchaser, to be commenced pursuant to the Agreement and Plan of Merger, dated February 25, 2020, among Parent, Purchaser and the Company. Parent is ultimately wholly-owned by The Leo Chen Trust. Vistra Trust (Singapore) Pte Limited is the trustee of The Leo Chen Trust, with Mr. Chen as settlor and Mr. Chen and his family as beneficiaries.

The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding Class A Ordinary Shares and ADSs described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a combined tender offer statement and Rule 13e-3 transaction statement under cover of Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 and a transaction statement on Schedule 13E-3, with respect to the offer. The combined tender offer statement (including an offer to purchase, related letters of transmittal and other offer documents), Rule 13e-3 transaction statement and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Exhibit Index

Exhibit	Description
99.1	Press Release of Jumei dated February 25, 2020